EXHIBIT 99.3: PRESS RELEASE
LDK Solar Signs 11-Year Agreement for Processing of Solar-Grade Silicon for Q-Cells AG, Coupled
with MOU for up to 5 GW in Additional Wafer Supplies
Xinyu City, China and Sunnyvale, CA, September 12, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed an 11-year processing service agreement to process upgraded metallurgical grade (UMG) solar-grade silicon provided by Germany-based Q-Cells AG into wafers.
Under the terms of the agreement, LDK Solar will process a minimum of 20,000 metric tons of UMG solar-grade silicon in the years 2008-2018, with an option to process an additional 21,000 metric tons during the same period. The processing service agreement is linked to a Memorandum of Understanding between the parties for LDK Solar to supply Q-Cells with up to five giga watts of multicrystalline solar wafers via a “take or pay” contract for the ten-year period between 2009-2018.
“We are very pleased to expand our long-standing relationship with Q-Cells with this significant processing and supply arrangement,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We believe this new long-term collaboration is a testament to the quality of our products and the strength of our customer relationships. We are excited with the opportunity to deliver both Nova wafers produced from UMG-si as well as wafers produced from standard high-purity polysilicon feedstock. And we are pleased to be able to continue to support Q-Cells’ growth plans.”
“LDK has been a both reliable and extremely dynamic partner and we are pleased to strengthen our business relationship with this company,” stated Anton Milner, CEO of Q-Cells AG. “This long-term processing service agreement with LDK linked with additional wafer supplies of up to 5 GW over the next ten years ensures that both companies will be in a strong position to achieve our growth and cost reduction plans.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
About Q-Cells AG
Founded in 1999, Q-Cells AG is today the largest manufacturer of solar cells worldwide. In 2008, with more than 2,000 employees, the company will produce multi-crystalline and mono-crystalline solar cells with a total performance of 585 megawatt peak and deliver them worldwide to manufacturers of solar modules. More than 250 scientists and engineers at Q-Cells are working on advancing the technology so as to achieve the objective of the company — reducing photovoltaic costs quickly and on a sustained basis and making them competitive. In addition to the activities in its core business several Q-Cells AG subsidiaries have started to produce photovoltaic modules on the basis of various thin-film technologies. Q-Cells AG has branches in Hong Kong, China and Japan, is listed on the Frankfurt Stock Exchange (QCE; ISIN DE0005558662) and included in the TecDAX, the German technology index.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK Solar believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801